
06018380

Klabin S.A.

Interim Financial Statements for the
Nine-month Period Ended
September 30, 2006 and
Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes



Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo – SP

1. We have performed a special review of the accompanying interim financial statements of Klabin S.A. and subsidiaries (Company and consolidated), consisting of the balance sheets as of September 30, 2006, and the related statements of income for the quarter and nine-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. Our review was conducted for the purpose of issuing a review report on the interim financial statements referred to in paragraph 1 taken as a whole. The statements of cash flows (Company and consolidated) for the quarter and nine-month period ended September 30, 2006 are presented for purposes of additional analysis and are not a required part of the interim financial statements. Such statements have been subjected to the review procedures described in paragraph 2 and, based on our special review, we are not aware of any material modifications that should be made to the supplemental statements for them to be presented fairly, in all material respects, in relation to the interim financial statements for the quarter and nine-month period ended September 30, 2006 taken as a whole.

5. The balance sheets as of June 30, 2006 (Company and consolidated), and the related statements of income for the quarter and nine-month period ended September 30, 2005 and the supplemental statements of cash flows for the quarter and nine-month periods ended September 30, 2005, presented for comparative purposes, were reviewed by us and our review reports thereon, dated July 19, 2006 and October 20, 2005, respectively, were unqualified.

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 18, 2006



DELOITTE TOUCHE TOHMATSU
Auditores Independentes



Eduardo Jorge Costa Martins
Engagement Partner

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45
4 – NIRE 35300188349		

01.02 – HEAD OFFICE

1 – ADRESS		2 – SUBURB OR DISTRICT	
RUA FORMOSA Nº 367 – 12º ANDAR		CENTRO	

3 – POSTAL CODE	4 - MUNICIPALITY	5 – STATE
01075-900	SÃO PAULO	SP

6-AREA CODE	7 – TELEPHONE	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
011	3225-4000			
11-AREA CODE	**12 – FAX**	**13 – FAX**	**14 – FAX**	
011	3225-4241			
15 – E-MAIL				
klabin@klabin.com.br				

01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME	
RONALD SECKELMANN	
2 – ADDRESS	**3 – SUBURB OR DISTRICT**
RUA FORMOSA Nº 367 – 12º ANDAR	CENTRO

4 – POSTAL CODE	5 - MUNICIPALITY	6 – STATE
01075-900	SÃO PAULO	SP

7-AREA CODE	8 – TELEPHONE	9 – TELEPHONE	10 – TELEPHONE	11 – TELEX
011	3225-4019			
12-AREA CODE	**13 – FAX**	**14 – FAX**	**15 – FAX**	
011	3225-4241			
16 – E-MAIL				
rseckelmann@klabin.com.br				

01.04 – GENERAL INFORMATION /INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 - BEGINNING	2 – END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 – END
1/01/2006	12/31/2006	3	7/01/2006	9/30/2006	2	4/01/2006	6/30/2006

9 - INDEPENDENT ACCOUNTANT	10 - CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes	00385-9
11 - PARTNER RESPONSIBLE	**12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE**
Eduardo Jorge Costa Martins	066.557.558-08


INITIALLED FOR
IDENTIFICATION PURPOSES
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.05 – CAPITAL COMPOSITION

NUMBER OF SHARES (thousand)	1 - CURRENT QUARTER 9/30/2006	2 - PRIOR QUARTER 6/30/2006	3 - SAME QUARTER IN PRIOR YEAR 9/30/2005
Paid-up capital			
1 – Common	316,827	316,827	316,827
2 – Preferred	600,856	600,856	600,856
3 – Total	917,683	917,683	917,683
Treasury shares			
4 – Common	0	0	0
5 – Preferred	5,509	0	0
6 – Total	5,509	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY Commercial, Industrial and Other
2 – SITUATION Operating
3 – NATURE OF OWNERSHIP Private National
4 – ACTIVITY CODE 104 – Paper and Pulp Industry
5 – MAIN ACTIVITY Paper, pulp, packaging, forestation and reforestation
6 – TYPE OF CONSOLIDATION Full consolidation
7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – COMPANY NAME

01.08 – DIVIDENDS APPROVED AND/OR PAID

1 - ITEM	2 – EVENT	3 – DATE OF APPROVAL	4 - TYPE	5 – DATE OF PAYMENT	6 – TYPE OF SHARE	7 – AMOUNT PER SHARE
01	Annual/Extraordinary Shareholders' Meeting	9/01/2006	Dividend	9/25/2006	COMMON	0.1239100000
02	Annual/Extraordinary Shareholders' Meeting	9/01/2006	Dividend	9/25/2006	PREFERRED	0.1363000000


INITIALLED FOR
IDENTIFICATION PURPOSES
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF ALTERATION	3 – CAPITAL (R$ thousand)	4 – AMOUNT OF ALTERATION (R$ thousand)	5 – NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED (thousand)	8 – SHARE PRICE ON ISSUE DATE (Reais)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – Signature
10/19/2006	


INITIALLED FOR
IDENTIFICATION PURPOSES
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.01- BALANCE SHEET - ASSETS (In thousands of Brazilian reais – R$)

1 – Code	2 - Description	3 – 9/30/2006	4 - 6/30/2006
1	Total Assets	5,211,388	5,216,705
1.01	Current Assets	2,259,028	2,528,557
1.01.01	Cash and cash equivalents	1,355,529	1,617,333
1.01.01.01	Cash and banks	6,205	18,965
1.01.01.02	Temporary cash investments	1,349,324	1,598,368
1.01.02	Receivables	475,274	468,311
1.01.02.01	Trade accounts receivable	389,051	405,295
1.01.02.02	Discounted exchange and trade receivables	(86,784)	(80,233)
1.01.02.03	Allowance for doubtful accounts	(28,770)	(27,891)
1.01.02.04	Subsidiaries and affiliates	201,777	171,140
1.01.03	Inventories	255,071	262,324
1.01.04	Other	173,154	180,589
1.01.04.01	Recoverable taxes	136,043	140,062
1.01.04.02	Prepaid expenses	7,793	15,818
1.01.04.03	Other receivables	26,580	22,036
1.01.04.04	Notes receivable	2,738	2,673
1.02	Long-term assets	341,624	337,483
1.02.01	Sundry receivables	0	0
1.02.02	Receivables from related parties	1,403	858
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	1,403	858
1.02.02.03	Other related parties	0	0
1.02.03	Other	340,221	336,625
1.02.03.01	Deferred income and social contribution taxes	129,730	147,543
1.02.03.02	Escrow deposits	124,065	108,724
1.02.03.03	Taxes available for offset	38,976	34,260
1.02.03.04	Prepaid expenses	4,843	5,564
1.02.03.05	Other receivables	40,467	37,799
1.02.03.06	Notes receivable	2,140	2,735
1.03	Permanent assets	2,610,736	2,350,665
1.03.01	Investments	444,667	420,454
1.03.01.01	In affiliated companies	0	0
1.03.01.02	In subsidiaries	442,543	418,330
1.03.01.03	Other investments	2,124	2,124
1.03.02	Property, plant and equipment	2,132,596	1,914,305
1.03.03	Deferred charges	33,473	15,906


INITIALLED FOR
IDENTIFICATION PURPOSES
DELOITTE TOUCHE TOHMATSU

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.02 – BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 9/30/2006	4 - 6/30/2006
2	Total liabilities and shareholders' equity	5,211,388	5,216,705
2.01	Current liabilities	694,423	658,223
2.01.01	Loans and financing	345,710	368,022
2.01.02	Debentures	19,972	8,016
2.01.03	Trade accounts payable	164,934	104,359
2.01.04	Taxes payable	25,278	27,474
2.01.04.01	Other taxes	25,278	27,474
2.01.04.02	Provision for income and social contribution taxes	0	0
2.01.05	Dividends payable	0	0
2.01.06	Provisions	0	0
2.01.07	Payables to related parties	41,636	43,628
2.01.08	Other	96,893	106,724
2.01.08.01	Salaries, vacation and payroll charges	64,907	58,547
2.01.08.02	Other payables	31,986	48,177
2.02	Long-term liabilities	2,055,877	2,053,741
2.02.01	Loans and financing	1,606,954	1,625,107
2.02.02	Debentures	314,050	314,050
2.02.03	Provisions	0	0
2.02.04	Payables to related parties	0	0
2.02.05	Other	134,873	114,584
2.02.05.01	Deferred income and social contribution taxes	1,801	1,948
2.02.05.02	Provision for contingencies	80,453	79,762
2.02.05.03	Other payables	52,619	32,874
2.03	Deferred income	0	0
2.05	Shareholders' equity	2,461,088	2,504,741
2.05.01	Capital	1,100,000	1,100,000
2.05.02	Capital reserves	84,525	84,525
2.05.02.01	Special Restatement – Law No. 8200/91	83,986	83,986
2.05.02.02	Share premium	0	0
2.05.02.03	Tax incentives	539	539
2.05.03	Revaluation reserves	85,816	86,344
2.05.03.01	Own assets	85,816	86,344
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit reserves	947,999	972,738
2.05.04.01	Legal	88,276	88,276
2.05.04.02	Statutory	884,462	884,462
2.05.04.07	Others profit reserves	(24,739)	0
2.05.04.07.01	Treasury shares	(24,739)	0
2.05.05	Retained earnings	242,748	261,134

INITIALLED FOR
IDENTIFICATION PURPOSES



DELOITTE TOUCHE TOHMATSU
Auditores Independentes

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

03.01 – STATEMENT OF INCOME (In thousands of Brazilian reais – R$)

1 - Code	2 – Description	3-7/01/2006 to 9/30/2006	4-1/01/2006 to 9/30/2006	5-7/01/2005 to 9/30/2005	6-1/01/2005 to 9/30/2005
3.01	Gross revenue from sales and/or services	789.284	2.318.708	746.560	2.302.595
3.02	Deductions	(129.068)	(383.670)	(128.759)	(387.835)
3.03	Net revenue from sales and/or services	660.216	1.935.038	617.801	1.914.760
3.04	Cost of sales and/or services	(502.527)	(1.500.439)	(502.139)	(1.470.488)
3.05	Gross profit	157.689	434.599	115.662	444.272
3.06	Operating (expenses) income	(36.667)	(5.003)	(60.781)	(141.855)
3.06.01	Selling	(44.726)	(141.951)	(48.218)	(149.309)
3.06.02	General and administrative	(49.002)	(129.141)	(40.200)	(118.367)
3.06.03	Financial, net	317	87.145	(33.646)	(110.259)
3.06.03.01	Financial income	58.210	251.927	33.436	78.146
3.06.03.02	Financial expenses	(57.893)	(164.782)	(67.082)	(188.405)
3.06.04	Other operating income	12.008	20.718	973	21.761
3.06.05	Other operating expenses	(30.227)	(54.105)	(15.668)	(40.728)
3.06.06	Equity in subsidiaries	74.963	212.331	75.978	255.047
3.07	Income from operations	121.022	429.596	54.881	302.417
3.08	Nonoperating income, net	(1.158)	2.431	1.342	(1.641)
3.08.01	Income	(813)	3.985	2.336	2.490
3.08.02	Expenses	(345)	(1.554)	(994)	(4.131)
3.09	Income before taxes and profit sharing	119.864	432.027	56.223	300.776
3.10	Provision for income and social contribution taxes	182	1.998	(5.354)	(40.968)
3.11	Deferred income tax	(17.668)	(71.209)	13.820	23.204
3.12	Statutory profit sharing/contributions	-	-	-	-
3.12.01	Profit sharing	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest on capital	-	-	-	-
3.15	Net income	102.378	362.816	64.689	283.012
	NUMBER OF SHARES, FORMER TREASURY SHARES (thousand)	912,174	912,174	917,683	917,683
	EARNINGS PER SHARE	0.11224	0.39775	0.07049	0.30840
	LOSS PER SHARE				


INITIALLED FOR
IDENTIFICATION PURPOSES
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian reais – R$ or U.S. dollars – US$, unless otherwise stated)

1 OPERATIONS

Klabin S.A. (the "Company") and its subsidiaries are engaged in the following sectors of the pulp and paper industry to serve the domestic and foreign markets: reforestation and wood, packaging paper, paper sacks, and corrugated cardboard boxes. Their operations are integrated from forestation to production of final products.

In 2005, the Company established three Silent Partnerships (twelve in 2004), with the specific purpose of raising funds for reforestation projects. The Company, as the ostensible partner, contributed forest assets, basically forests and land, through concession of right to use land, while the other investing partners made cash contributions to these silent partnerships. These silent partnerships entitle Klabin S.A. to preference in the acquisition of forest products at market prices.

In December 2004, the wholly-owned subsidiary Klabin Ltd. established a commercial export company named Klabin Trade. In January 2005, Klabin S.A. began exporting its products through this subsidiary.

2 SIGNIFICANT ACCOUNTING PRACTICES

Accounting practices applied

The interim financial statements are presented in conformity with Brazilian accounting practices, supplemented by standards and regulations issued by the Brazilian Securities Commission (CVM) and have been prepared according to principles, methods and criteria consistent with those applied in the preparation of the financial statements for the year ended December 31, 2005.

3 CONSOLIDATION CRITERIA

The consolidation criteria were consistent with those adopted in the preparation of the financial statements for the year ended December 31, 2005. The investments as of June 30, 2006 are described in note 7.


INITIALLED FOR
IDENTIFICATION PURPOSES
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

4 CASH AND CASH EQUIVALENTS

a) Company

	9/30/2006		6/30/2006	
	Temporary cash investments	**Average annual rate %**	**Temporary cash investments**	**Average annual rate %**
In local currency				
Exclusive Investment funds (*)	71,162	14.2	191,569	15.2
Bank certificate of deposit	784,769	14.2	934,197	15.3
Notes in Brazilian reais (R$) (**)	75,151	13.6	71,317	15.6
Republic of Áustria bonds (**)	417,968	12.9	399,958	14.3
Cash and banks	5,728		17,904	
	1,354,778		**1,614,945**	
In foreign currency				
Bank certificate of deposit			1,327	5.0
Investment funds	274	5.3		
Cash and banks	477		1,061	
	751		**2,388**	
	1,355,529		**1,617,333**	
In the country	861,659		1,143,670	
Abroad	493,870		473,663	
	1,355,529		**1,617,333**	


INITIALLED FOR
IDENTIFICATION PURPOSES
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

b) Consolidated

	9/30/2006		6/30/2006	
	Temporary cash investments	Average annual rate %	Temporary cash investments	Average annual rate %
In local currency				
Exclusive Investment funds (*)	109,398	14.2	237,350	15.2
Bank certificate of deposit	783,727	14.2	934,197	15.3
Notes in Brazilian reais (R$) (**)	408,111	13.7	351,396	15.7
Republic of Áustria bonds (**)	417,968	12.9	399,958	14.3
Cash and banks	8,090		18,421	
	1,727,294		**1,941,322**	
In foreign currency				
Bank certificate of deposit	46,669	3.9	12,317	4.9
Investment funds	21,132	5.0	54,466	5.0
Cash and banks	17,119		10,143	
	84,920		**76,926**	
	1,812,214		**2,018,248**	
In the country	901,215		1,189,968	
Abroad	910,999		828,280	
	1,812,214		**2,018,248**	

(*)The Exclusive Investment Fund portfolio is composed of the following securities:

	Company		Consolidated	
	9/30/2006	6/30/2006	9/30/2006	6/30/2006
Fixed Income				
. Federal Government Securities	32%	39%	31%	37%
. Financial Institutions' CDBs (Bank Certificates of Deposit)	33%	33%	36%	36%
. Companies' Debentures	34%	21%	27%	20%
. Other	1%	7%	6%	7%
	100%	**100%**	**100%**	**100%**

(**) *Investment abroad in Brazilian reais.*


INITIALLED FOR
IDENTIFICATION PURPOSES
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

5 INCOME AND SOCIAL CONTRIBUTION TAXES

a) Nature and expectation of realization or settlement of deferred taxes

Deferred income and social contribution taxes, recorded in the financial statements, result from temporarily non-deductible provisions, taxes under litigation for Company, and tax loss carryforwards for Company and subsidiaries. Since it is difficult to accurately estimate the realization period of deferred taxes, mainly those related to temporarily nondeductible provisions and taxes under litigation, the Company's management decided to maintain all these tax credits classified in long-term assets.

		Company		Consolidated
	9/30/2006	6/30/2006	9/30/2006	6/30/2006
Nondeductible provisions	51,849	55,525	51,849	55,525
Taxes being challenged in court	6,100	5,994	6,100	5,994
Tax loss carryforwards	71,781	86,024	75,057	90,283
Long-term assets	**129,730**	**147,543**	**133,006**	**151,802**
Deferred income tax on sale of assets				
Accelerated depreciation incentive	811	811	811	811
Long-term liabilities	990	1,137	990	1,137
Nondeductible provisions	**1,801**	**1,948**	**1,801**	**1,948**

In compliance with CVM Resolution No. 273/98 and CVM Instruction No. 371/02, management, based on the budget and business plan approved by the Fiscal Council and the Board of Directors, expects that tax credits will be realized from 2006 to 2013, as shown below:

		Company		Consolidated
	9/30/2006	6/30/2006	9/30/2006	6/30/2006
2006	23,265	37,261	25,864	39,800
2007	17,593	17,189	18,270	18,909
2008	22,539	22,021	22,539	22,021
2009	28,137	27,490	28,137	27,490
2010	35,289	34,477	35,289	34,477
2011 a 2013	2,907	9,105	2,907	9,105
	129,730	**147,543**	**133,006**	**151,802**


INITIALLED FOR
IDENTIFICATION PURPOSES
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

b) Conciliation of income and social contribution taxes at the effective tax rate

	Company		Consolidated	
	9/30/2006	9/30/2005	9/30/2006	9/30/2005
Income before income and social contribution taxes	**432,027**	**300,776**	**453,922**	**327,339**
Income and social contribution taxes at the rate of 34%	146,890	102,264	154,334	111,296
Tax effect of principal additions (deductions):				
Equity in subsidiaries	(72,193)	(86,716)	115	40
Difference in subsidiaries' taxes			(59,106)	(78,913)
Other effects	(5,486)	2,216	(15,386)	(8,763)
	69,211	**17,764**	**79,957**	**23,660**
Income and social contribution taxes:				
. Current	(1,998)	40,968	6,000	52,678
. Deferred	71,209	(23,204)	73,957	(29,018)
Income and social contribution taxes in the statement of income	**69,211**	**17,764**	**79,957**	**23,660**

6 RELATED PARTIES

										Company
								09/30/2006	06/30/2006	09/30/2005
	Klabin Argentina S.A. (i)	Klabin Trade (ii)	Silent Partnerships Paraná (i) and (iii)	Silent Partnerships Santa Catarina (i) and (iii)	Sogemar - Sociedade Geral de Marcas (iv)	Monteiro Aranha S.A. (iv)	Other	Total	Balance Sheet	Income Statement
Current assets	1,199	197,976	2,097	505				201,777	171,140	
Long-term assets		466					937	1,403	858	
Current liabilities			19,116	18,676	1,216	249	2,379	41,636	43,628	
Sales revenue	10,749	292,976						303,725		324,644
Purchases			115,014	89,752				204,766		283,309
Guarantee commission - expense							935	935		3,968
Royalty expense					10,456	2,142	1,682	14,280		14,209
Other income (expenses)							454	454		(389)

(i) *Balance receivable from operations at prices and terms under usual market conditions;*
(ii) *Shipment of paper at prices with approximately 20% margin over production cost;*
(iii) *Purchase of wood under usual market prices and terms;*
(iv) *Trademark use license;*


INITIALLED FOR
IDENTIFICATION PURPOSES
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

7 INVESTMENTS IN SUBSIDIARIES AND SILENT PARTNERSHIPS

						Company
				6/30/2006		3/31/2006
Subsidiaries		**Ownership interest - %**	**Equity in subsidiaries for the period**	**Investment**	**Equity in subsidiaries for the period**	**Investment**
. Klabin Ltd. (formerly Mirca Limited)	(i)	100	34,414	235,556	14,298	215,440
. Klabin Argentina S.A.	(ii)	100	278	28,747	(1,176)	27,293
. IKAPÊ Empreendimentos Ltda.		100	(139)	2,882	(101)	2,920
. Klapart Participações S.A.	(iii)		2		2	
. Klabin do Paraná Prods. Florestais Ltda.		100	(266)	4,248	(75)	4,439
. Other			(174)	1,323	(59)	1,438
			34,115	**272,756**	**12,889**	**251,530**
Silent partnerships	(iv)	**Average ownership interest - %**				
. Paraná		95	97,210	139,357	69,017	138,100
. Santa Catarina		96	81,006	30,430	55,462	28,700
			178,216	**169,787**	**124,479**	**166,800**
			212,331	**442,543**	**137,368**	**418,330**

(i) *Parent company of Klabin Trade;*
(ii) *Direct and indirect ownership interest;*
(iii) *Investment sold in June 2006.*
(iv) *Results for the* nine-month period ended September 30, 2006 *R$ 173,368.*


INITIALLED FOR
IDENTIFICATION PURPOSES
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

8 PROPERTY, PLANT AND EQUIPMENT

	Annual depreciation rate - %	Cost	Revaluation	9/30/2006 Accumulated depreciation and depletion	6/30/2006 Accumulated depreciation on revaluation
a) Company					
Land		136,297		**136,297**	**133,192**
Buildings and structures	4	356,190	(176,725)	**179,465**	**181,593**
Machinery, equipment and installations	5 to 20	2,684,152	(1,639,554)	**1,044,598**	**1,056,777**
Investments in progress		192,701		**192,701**	**150,852**
Forestation and reforestation	(*)	361,619	(141,675)	**219,944**	**214,648**
Other	4 to 20	516,367	(156,776)	**359,591**	**177,243**
		4,247,326	**(2,114,730)**	**2,132,596**	**1,914,305**
b) Consolidated					
Land		185,420		**185,420**	**182,028**
Buildings and structures	2 to 4	368,492	(178,951)	**189,541**	**191,752**
Machinery, equipment and installations	5 to 20	2,702,555	(1,654,501)	**1,048,054**	**1,060,671**
Investments in progress		192,727		**192,727**	**150,863**
Forestation and reforestation	(*)	522,034	(141,675)	**380,359**	**362,654**
Other	4 to 20	519,483	(158,245)	**361,238**	**178,473**
		4,490,711	**(2,133,372)**	**2,357,339**	**2,126,441**

(*) Depletion calculated based on timber extraction.

Property, plant and equipment include capitalized interest in the net amount of R$ 16,902, of which R$ 9,323 was recorded in the nine-month period ended September 30, 2006.


INITIALLED FOR
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DELOITTE TOUCHE TOHMATSU
Auditores Independentes

9 DEFERRED CHARGES

		9/30/2006			6/30/2006
		Cost	Accumulated amortization	Net	Net
Company					
Goodwill on acquisition of merged company:					
. Igaras Papéis e Embalagens S.A.	(i)	186,363	(186,363)		
Implementation and preoperating expenses	(ii)	35,112	(30,432)	4,680	4,728
Implementation and preoperating expenses - Coated Board Expansion Project - MA 1100	(iii)	28,226		28,226	7,663
Reorganization and installation expenses	(ii)	1,050	(664)	386	273
Other		4,592	(4,411)	181	3,242
		255,343	**(221,870)**	**33,473**	**15,906**
Consolidated					
Other		3,529	(589)	2,940	2,832
		258,872	**(222,459)**	**36,413**	**18,738**

(i) *The goodwill amounts are based on the expectation of future profitability and amortized based on the related five-year income projections.*

(ii) *Refers to preoperating expenses of the units of several projects of the industrial divisions, which are being amortized over five years from the beginning of operations.*

(iii) *Refers to preoperating expenses related to the Coated Board Expansion Project – MA-1100, with amortization scheduled from the beginning of operations.*


INITIALLED FOR
IDENTIFICATION PURPOSES
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

10 LOANS AND FINANCING

a) Balances

	Annual interest %				Company
				9/30/2006	6/30/2006
		Current	Long-term	Total	Total
In local currency					
. National Bank for Economic and Social Development (BNDES)	10.5	9,361	175,397	184,758	184,043
. Government Agency for Machinery and Equipment Financing (FINAME)	10.0 to 10.5	3,154	2,819	5,973	5,956
. Export credit	SELIC + 1.3 to 108.0 of CDI	140,876	60,000	200,876	203,794
. Working capital	106.1 to 107.0 of CDI	8,168	133,000	141,168	137,299
. Other	1.0 to 8.7	862	7,915	8,777	6,819
		162,421	**379,131**	**541,552**	**537,911**
In foreign currency (*)					
. Property, plant and equipment	7.2	1,566		1,566	2,375
. Export	4.7 to 9.3	173,231	805,541	978,772	1,012,104
. Other	7.5 to 8.1	8,492	422,282	430,774	440,739
		183,289	**1,227,823**	**1,411,112**	**1,455,218**
		345,710	**1,606,954**	**1,952,664**	**1,993,129**
Long-term maturities:					
2007			32,574		
2008			132,048		
2009			181,783		
2010			242,859		
2011			249,272		
2012			233,694		
2013			229,954		
2014			159,826		
2015			87,259		
2016			54,792		
2017			1,706		
2018 and thereafter			1,187		
			1,606,954		


INITIALLED FOR
IDENTIFICATION PURPOSES
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

	Annual interest %	Weighted Average rate %				Consolidated
					9/30/2006	6/30/2006
			Current	Long-term	Total	Total
In local currency						
. National Bank for Economic and Social Development (BNDES)	10.5	10.5	9,361	175,397	184,758	184,043
. Government Agency for Machinery and Equipment Financing (FINAME)	10.0 to 10.5	10.0	3,154	2,819	5,973	5,956
. Export credit	SELIC + 1.3 to 108.0 of CDI	14.5	140,876	60,000	200,876	203,794
. Working capital	106.1 to 107.0 of CDI	15.1	8,168	133,000	141,168	137,299
. Other	1.0 to 8.7	7.1	862	7,915	8,777	6,819
			162,421	**379,131**	**541,552**	**537,911**
In foreign currency (*)						
. Property, plant and equipment	7.2	7.2	1,566		1,566	2,375
. Export	4.7 to 9.3	6.6	173,231	805,541	978,772	1,012,104
. Other	7.2 to 8.1	7.8	8,602	476,637	485,239	495,958
			183,399	**1,282,178**	**1,465,577**	**1,510,437**
			345,820	**1,661,309**	**2,007,129**	**2,048,348**

Long-term maturities:	
2007	32,574
2008	145,637
2009	195,372
2010	256,448
2011	262,860
2012	233,694
2013	229,954
2014	159,826
2015	87,259
2016	54,792
2017	1,706
2018 and thereafter	1,187
	1,661,309

(*) *In US dollars.*

b) Collaterals

Financing is collaterized by land, buildings, improvements, machinery, equipment and installations of the plant in Correia Pinto – SC and deposits, as well as by collateral signatures of the controlling shareholders.


INITIALLED FOR
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Auditores Independentes

11 DEBENTURES

In the Board of Directors' Meeting held on November 3, 2004, the Program of Public Issue of Debentures in the total amount of R$ 1,000,000 was approved.

In December 2004, with the base date of November 1, 2004, Klabin issued 31,405 Debentures of its 5th issue. The Debentures are book entry, single series and registered, and nonconvertible into shares, with par value of R$ 10 and total value of R$ 314,050, with semiannual interest of 105.5% of CDI (interbank deposit rate), and final maturity in November 2007.

12 PROVISION FOR CONTINGENCIES

Based on the individual analysis of the lawsuits and supported by the opinion of its legal counsel, Klabin S.A. and its subsidiaries recognized provisions in long-term liabilities, for losses considered probable, as shown below:

	Company and Consolidated	
Nature of the contingency	**9/30/2006**	**6/30/2006**
Tax:		
. PIS/COFINS (taxes on revenue)	16,050	14,611
. CPMF (tax on banking transactions)	7,901	7,480
. Others	24,353	22,833
	48,304	44,924
Labor	30,025	30,025
Other	2,124	4,813
	80,453	**79,762**

The escrow deposits recorded in long-term assets totaled R$ 124,065 (R$ 108,724 in the second quarter of 2006) for Company, and R$ 125,014 (R$ 109,680 in the second quarter of 2006) for consolidated.

PIS/ COFINS

On November 27, 1998, the PIS and COFINS calculation was changed by Law No. 9718, which, among other changes, increased the COFINS rate from 2% to 3% and expanded the PIS and COFINS tax basis.

On November 9, 2005, the Federal Supreme Court issued a decision on the unconstitutionality of the change of the PIS and COFINS tax basis introduced by Law No. 9718/98, subject matter of innumerous lawsuits filed by taxpayers in general and the Company. The Special Appeal decisions declared the unconstitutionality of paragraph 1 of article 3 of such Law, which determined that these taxes would be levied not only on billing, but on "the total revenues earned by the legal entity, regardless of the type of activity performed and the accounting classification adopted for revenues."

In decisions published in the Court Official Gazette regarding lawsuits filed by the Company, the Federal Supreme Court declared that the PIS and COFINS taxes on the expanded tax basis are not due. These decisions are final and unappealable and, therefore, the Company reversed the reserve for contingencies in the amount of R$ 55,510, which was deposited in escrow, and recorded tax credits available for offset, in the amount of R$ 74,937, resulting from amounts actually paid at that time.


INITIALLED FOR
IDENTIFICATION PURPOSES
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

The effects on income for the nine-month period ended September 30, 2006 are as follows:

Other operating income	6,580
Financial	123,867
Income and social contribution taxes	(41,229)
	89,218

The remaining balance refers mainly to challenge in court regarding the collection of PIS referring to nonoperating income.

CPMF (tax on banking transactions)
The Company is challenging the levy of CPMF on its export revenues. This lawsuit is at a Federal Court in São Paulo, awaiting judgment of an appeal filed in its name at the Regional Federal Court.

Labor
Labor lawsuits refer basically to claims involving overtime, hazardous duty premium and health hazard premium.

Additionally, Klabin S.A. and its subsidiaries are parties to other tax, labor and civil lawsuits with "possible" risks of loss. The involved amounts are: tax - R$ 118,579; labor - R$ 38,959, and civil - R$ 19,994. Based on an individual analysis of the corresponding lawsuits, and supported by the opinion of its legal counsel, Management understands that these lawsuits whose likelihood of loss is considered possible do not require reserves.

13 SHAREHOLDERS' EQUITY

a) Changes

Balances as of December 31, 2005	**2,244,662**
Income tax on revaluation reserve	(538)
Net income	362,816
Treasury shares	(24,739)
Interim dividends	(121,113)
Balances as of September 30, 2006	**2,461,088**

b) Revaluation reserve

As permitted by CVM Instruction No. 197/93, the Company decided not to apply the requirements of articles 1 and 2 of CVM Instruction No. 189/92 (income and social contribution taxes on revaluation reserve). The application of these requirements would adjust the revaluation reserve by the following amounts:

Revaluation reserve as of September 30, 2006	85,816
Monetary restatement determined by Law No. 8200/91, included in revaluation reserve	(45,155)
Tax effects	(13,825)
	26,836


INITIALLED FOR
IDENTIFICATION PURPOSES
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Auditores Independentes

c) Interim dividends

The Board of Directors, in an Extraordinary Meeting held on September 1, 2006, approved the payment of interim dividends in the amount of R$ 121,113, of which R$ 123.91 per thousand registered common shares and R$ 136.30 per thousand registered preferred shares, with payment starting on September 25, 2006.

d) Treasury shares

The Board of Directors, in an Extraordinary Meeting held on October 27, 2005, approved the purchase of shares issued by the Company, in the amount of up to 10% of its total shares outstanding in the market.

In September 2006, 5,509,000 preferred shares were acquired, at the average cost of R$ 4.49 per share, totaling R$ 24,739. The minimum acquisition cost was R$ 4.36 and the maximum acquisition cost was R$ 4.60. These shares held in treasury were intended to invest available cash. The average price of this class of shares on September 29, 2006, traded on the São Paulo Stock Exchange, was R$ 4.62.

14 FINANCIAL INSTRUMENTS

a) Risk management

Klabin S.A. and its subsidiaries carry out transactions involving financial instruments, all recorded in balance sheet accounts, to meet their own needs, as well as to reduce their exposure to financial risks, mainly credit, currency and interest rate risks. These risks are managed through the establishment of operating strategies, control policies and determination of positions. No transactions involving financial instruments of speculative nature are carried out.

b) Credit risk

These risks are managed through specific standards for acceptance of customers, credit analysis and determination of exposure limits by customer.

c) Fair values

As of September 30, 2006, the fair values of cash and cash equivalents, temporary cash investments, trade accounts receivable and payable approximate the amounts recorded in the financial statements due to their short term. The fair values of loans and financing substantially approximate the amounts recorded in the financial statements since these financial instruments have variable interest rates. The fair values of debentures are equivalent to those recorded in the financial statements, since the Company has the option to pay these debentures at any moment at book value.


INITIALLED FOR
IDENTIFICATION PURPOSES
DELOITTE TOHMATSU
Auditores Independentes

15 STATEMENT OF CASH FLOWS

				Company
		Jul/ Sep		Jan/ Sep
	2006	2005	2006	2005
Cash flows from operating activities				
Net income	102,378	64,689	362,816	283,012
Income (expenses) not affecting cash and cash equivalents:				
. Depreciation, amortization and depletion	51,439	57,907	173,981	168,378
. Gain (loss) on sale of assets	2,594	(1,837)	(1,714)	(451)
. Allowance for losses on permanent assets				936
. Deferred income and social contribution taxes	17,668	(13,820)	71,209	(23,204)
. Interest and exchange variation on loans and financing	56,422	60,054	163,591	135,063
. Capitalized interest	(5,427)		(9,323)	
. Equity in subsidiaries	(74,963)	(75,978)	(212,331)	(255,047)
. Provision for contingencies and others	6,129	906	6,397	6,040
. Reversal of reserve for contingencies			(55,510)	
. Recognition of tax credit available for offset			(74,937)	
Decrease (increase) in assets				
. Trade accounts receivable	(6,963)	(28,715)	(24,235)	95,498
. Inventories	7,253	10,354	(4,330)	(18,266)
. Recoverable taxes	(697)	(3,276)	20,738	20,581
. Prepaid expenses	8,746	(11,829)	(51)	(10,919)
. Other receivables	(5,970)	3,054	15,653	14,319
Increase (decrease) in liabilities				
. Trade accounts payable	58,583	37,688	(15,725)	11,862
. Other taxes	(2,196)	382	2,419	114
. Provision for income and social contribution taxes	(178)	5,482	(29,470)	(29,046)
. Salaries, vacation and payroll charges	6,360	7,279	15,104	5,138
. Other payables	(1,290)	8,622	7,626	6,934
Net cash provided by operating activities	**219,888**	**120,962**	**411,908**	**410,942**
Cash flows from investing activities:				
. Temporary cash investments		(1,732)	39,521	(4,234)
. Purchase of property, plant and equipment	(266,500)	(128,659)	(420,471)	(271,249)
. Increase in deferred charges	(20,756)	(159)	(28,947)	(2,230)
. Sale of property, plant and equipment	109	2,336	19,569	2,490
. Guarantee deposits	(13,966)	(850)	(15,565)	(9,567)
. Dividends received from subsidiaries	50,750	72,102	173,368	239,091
. Other investments	(44)	(171)	(12)	(4,433)
Net cash used in investing activities	**(250,407)**	**(57,133)**	**(232,537)**	**(50,132)**
Cash flows from financing activities:				
. New loans and financing	24,102	105,356	1,185,411	374,705
. Payment of loans and financing	(72,951)	(37,174)	(648,813)	(258,568)
. Payment of interest	(36,083)	(41,989)	(141,002)	(94,385)
. Loans to affiliates	(501)	(4)	(699)	(130)
. Dividends paid	(121,113)	(100,505)	(192,383)	(190,512)
. Purchase of own shares	(24,739)		(24,739)	
Net cash provided by financing activities	**(231,285)**	**(74,316)**	**177,775**	**(168,890)**
Increase (decrease) in cash and cash equivalents	**(261,804)**	**(10,487)**	**357,146**	**191,920**
Opening balance of cash and cash equivalents	1,617,333	1,045,243	998,383	842,836
Closing balance of cash and cash equivalents	1,355,529	1,034,756	1,355,529	1,034,756
	(261,804)	**(10,487)**	**357,146**	**191,920**


INITIALLED FOR
IDENTIFICATION PURPOSES
DELOITTE TOUCHE TOHMATSU

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

				Consolidated
		Jul/ Sep		Jan/ Sep
	2006	2005	2006	2005
Cash flows from operating activities				
Net income	102,378	64,689	362,816	283,012
Income (expenses) not affecting cash and cash equivalents:				
. Depreciation, amortization and depletion	54,339	61,669	185,606	181,951
. Gain (loss) on sale of assets	2,593	(1,988)	(1,743)	(183)
. Allowance for losses on permanent assets				936
. Deferred income and social contribution taxes	18,737	(19,634)	73,957	(29,018)
. Interest and exchange variation on loans and financing	57,663	57,883	162,261	128,580
. Capitalized interest	(5,427)		(9,323)	
. Equity in subsidiaries	131	57	339	119
. Exchange variation on foreign investments	(62)	1,594	2,447	3,473
. Minority interest	3,200	5,977	11,149	20,667
. Provision for contingencies and others	6,129	906	6,397	6,040
. Reversal of reserve for contingencies			(55,510)	
. Recognition of tax credit available for offset			(74,937)	
Decrease (increase) in assets				
. Trade accounts receivable	28,148	57,802	(6,237)	135,226
. Inventories	5,356	8,133	(11,780)	(20,962)
. Recoverable taxes	(456)	(3,026)	21,200	18,707
. Prepaid expenses	7,612	(11,741)	(1,074)	(11,483)
. Other receivables	(3,660)	3,012	17,919	15,127
Increase (decrease) in liabilities				
. Trade accounts payable	62,158	41,371	(5,926)	5,061
. Other taxes	(2,275)	330	2,586	169
. Provision for income and social contribution taxes	(530)	4,777	(30,330)	(28,459)
. Salaries, vacation and payroll charges	6,616	7,116	15,319	5,141
. Other payables	1,609	6,583	5,120	13,294
Net cash provided by operating activities	**344,259**	**285,510**	**670,256**	**727,398**
Cash flows from investing activities:				
. Temporary cash investments		(1,732)	39,521	(4,234)
. Purchase of property, plant and equipment	(282,994)	(138,537)	(475,792)	(295,227)
. Increase in deferred charges	(20,869)	(317)	(29,283)	(2,763)
. Sale of property, plant and equipment	109	2,336	19,569	2,490
. Guarantee deposits	(13,957)	(849)	(15,725)	(9,522)
. Other investments	(1)		(3)	(32)
Net cash used in investing activities	**(317,712)**	**(139,099)**	**(461,713)**	**(309,288)**
Cash flows from financing activities:				
. New loans and financing	24,102	105,356	1,185,411	438,700
. Payment of loans and financing	(72,951)	(37,174)	(648,813)	(258,568)
. Payment of interest	(38,078)	(43,834)	(144,927)	(96,230)
. Capital contribution to subsidiaries by minority shareholders	198	44	199	12,110
. Dividends paid	(121,113)	(100,509)	(192,383)	(190,516)
. Purchase of own shares	(24,739)		(24,739)	
Net cash provided by financing activities	**(232,581)**	**(76,117)**	**174,748**	**(94,504)**
Increase (decrease) in cash and cash equivalents	**(206,034)**	**70,294**	**383,291**	**323,606**
Opening balance of cash and cash equivalents	2,018,248	1,343,940	1,428,923	1,090,628
Closing balance of cash and cash equivalents	1,812,214	1,414,234	1,812,214	1,414,234
	(206,034)	**70,294**	**383,291**	**323,606**

INITIALLED FOR IDENTIFICATION PURPOSES
DELOITTE TOUCHE TOHMATSU Auditores Independentes

05.01 – COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER

For a better understanding of the performance of Klabin companies, we present our comments on the consolidated results of operations for the period in section **08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER.**


INITIALLED FOR
IDENTIFICATION PURPOSES
TOHMATSU
Independentes

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 – 9/30/2006	4 - 6/30/2006
1	Total Assets	5.356.920	5.353.294
1.01	Current Assets	2.612.496	2.859.894
1.01.01	Cash and cash equivalents	1.812.214	2.018.248
1.01.01.01	Cash and banks	25.209	28.564
1.01.01.02	Temporary cash investments	1.787.005	1.989.684
1.01.02	Receivables	354.036	382.184
1.01.02.01	Trade accounts receivable	536.019	491.241
1.01.02.02	Discounted exchange and trade receivables	(152.266)	(80.233)
1.01.02.03	Allowance for doubtful accounts	(29.717)	(28.824)
1.01.02.04	Subsidiaries and affiliates	0	0
1.01.03	Inventories	268.825	273.212
1.01.04	Other	177.421	186.250
1.01.04.01	Recoverable taxes	136.702	140.962
1.01.04.02	Prepaid expenses	9.027	15.900
1.01.04.03	Other receivables	28.954	26.715
1.01.04.04	Notes receivable	2.738	2.673
1.02	Long-term assets	347.972	345.385
1.02.01	Sundry receivables	0	0
1.02.02	Receivables from related parties	0	0
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	347.972	345.385
1.02.03.01	Deferred income and social contribution taxes	133.006	151.802
1.02.03.02	Escrow deposits	125.014	109.680
1.02.03.03	Taxes available for offset	38.976	34.260
1.02.03.04	Prepaid expenses	5.169	5.909
1.02.03.05	Other receivables	43.667	40.999
1.02.03.06	Notes receivable	2.140	2.735
1.03	Permanent assets	2.396.452	2.148.015
1.03.01	Investments	2.700	2.836
1.03.01.01	In affiliated companies	576	712
1.03.01.02	In subsidiaries	0	0
1.03.01.03	Other investments	2.124	2.124
1.03.02	Property, plant and equipment	2.357.339	2.126.441
1.03.03	Deferred charges	36.413	18.738

INITIALLED FOR IDENTIFICATION PURPOSES
DELOITTE TOUCHE TOHMATSU Auditores Independentes

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 9/30/2006	4 - 6/30/2006
2	Total liabilities and shareholders' equity	5,356,920	5,353,294
2.01	Current liabilities	673,247	631,682
2.01.01	Loans and financing	345,820	369,133
2.01.02	Debentures	19,972	8,017
2.01.03	Trade accounts payable	170,008	107,942
2.01.04	Taxes payable	28,917	31,543
2.01.04.01	Other taxes	26,702	28,977
2.01.04.02	Provision for income and social contribution taxes	2,215	2,566
2.01.05	Dividends payable	0	0
2.01.06	Provisions	0	0
2.01.07	Payables to related parties	1,661	1,569
2.01.08	Other	106,869	113,478
2.01.08.01	Salaries, vacation and payroll charges	66,812	60,196
2.01.08.02	Other payables	40,057	53,282
2.02	Long-term liabilities	2,113,937	2,111,622
2.02.01	Loans and financing	1,661,309	1,679,215
2.02.02	Debentures	314,050	314,050
2.02.03	Provisions	0	0
2.02.04	Payables to related parties	0	0
2.02.05	Other	138,578	118,357
2.02.05.01	Deferred income and social contribution taxes	1,801	1,948
2.02.05.02	Provision for contingencies	80,453	79,762
2.02.05.03	Other payables	56,324	36,647
2.03	Deferred income	0	0
2.04	Minority interest	108,648	105,249
2.05	Shareholders' equity	2,461,088	2,504,741
2.05.01	Capital	1,100,000	1,100,000
2.05.02	Capital reserves	84,525	84,525
2.05.02.01	Special Restatement - Law No. 8200/91	83,986	83,986
2.05.02.02	Share premium	0	0
2.05.02.03	Tax incentives	539	539
2.05.03	Revaluation reserves	85,816	86,344
2.05.03.01	Own assets	85,816	86,344
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit reserves	947,999	972,738
2.05.04.01	Legal	88,276	88,276
2.05.04.02	Statutory	884,462	884,462
2.05.04.07	Others profit reserves	(24,739)	0
2.05.04.07.01	Treasury shares	(24,739)	0
2.05.05	Retained earnings	242,748	261,134

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

07.01 – CONSOLIDATED STATEMENT OF INCOME (In thousands of Brazilian reais – R$)

1 - Code	2 – Description	3-7/01/2006 to 9/30/2006	4-1/01/2006 to 9/30/2006	5-7/01/2005 to 9/30/2005	6-1/01/2005 to 9/30/2005
3.01	Gross revenue from sales and/or services	838,698	2,413,428	782,689	2,440,869
3.02	Deductions	(133,415)	(395,647)	(132,442)	(397,310)
3.03	Net revenue from sales and/or services	705,283	2,017,781	650,247	2,043,559
3.04	Cost of sales and/or services	(448,250)	(1,303,602)	(420,894)	(1,203,616)
3.05	Gross profit	257,033	714,179	229,353	839,943
3.06	Operating (expenses) income	(131,374)	(264,533)	(170,833)	(510,701)
3.06.01	Selling	(71,160)	(201,853)	(77,712)	(232,132)
3.06.02	General and administrative	(49,855)	(131,564)	(41,223)	(121,032)
3.06.03	Financial, net	10,054	110,047	(34,264)	(127,975)
3.06.03.01	Financial income	70,015	288,791	42,097	101,363
3.06.03.02	Financial expenses	(59,961)	(178,744)	(76,361)	(229,338)
3.06.04	Other operating income	19,231	27,955	883	21,671
3.06.05	Other operating expenses	(39,513)	(68,779)	(18,460)	(51,114)
3.06.06	Equity in subsidiaries	(131)	(339)	(57)	(119)
3.07	Income from operations	125,659	449,646	58,520	329,242
3.08	Nonoperating income, net	689	4,276	1,377	(1,903)
3.08.01	Income	400	5,199	2,336	2,490
3.08.02	Expenses	289	(923)	(959)	(4,393)
3.09	Income before taxes and profit sharing	126,348	453,922	59,897	327,339
3.10	Provision for income and social contribution taxes	(2,033)	(6,000)	(8,865)	(52,678)
3.11	Deferred income tax	(18,737)	(73,957)	19,634	29,018
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Minority interest	(3,200)	(11,149)	(5,977)	(20,667)
3.15	Net income	102,378	362,816	64,689	283,012
	NUMBER OF SHARES, FORMER TREASURY SHARES (thousand)	912,174	912,174	917,683	917,683
	EARNINGS PER SHARE	0.11224	0.39775	0.07049	0.30840
	LOSS PER SHARE				


INITIALLED FOR
IDENTIFICATION PURPOSES
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Initial Considerations

The information presented herewith in connection with the Company's operations and finances in 3Q06, 3Q05, 9M06 and 9M05 consists of consolidated figures stated in local currency (R$), in accordance with the generally accepted accounting practices adopted in Brazil, except where otherwise indicated.

Key Figures

R$ million	3Q06	3Q05	9M06	9M05	3Q06/ 3Q05	9M06/ 9M05
Gross Revenue	839	783	2,413	2,441	7%	-1%
Net Revenue	705	650	2,018	2,044	8%	-1%
% Exports	*29%*	*25%*	*27%*	*27%*		
EBITDA	170	155	526	639	10%	-18%
EBITDA Margin	*24%*	*24%*	*26%*	*31%*		
Net Income	102	65	363	283	58%	28%
Net Debt	529	383	529	383	38%	38%
Net Debt/EBTIDA (annualized)	0.8	0.4	0.8	0.4		
Capex	304	139	505	298	119%	69%
Production Volume - 1,000 t (*)	388	376	1,143	1,130	3%	1%
Sales Volume - 1,000 t	356	334	1,036	1,011	6%	3%
% Exports	*42%*	*40%*	*40%*	*40%*		

*(*) Figures related to paper, boards and recycled paper production, do not considered corrugated boxes and industrial bags.*

Operating, Economic and Financial Performance

Production Volume

The production of paper and coated boards in 3Q06 reached 388.4 thousand tons, 3% higher when compared to 3Q05. In 9M06, production volume reached 1,142.8 thousand tons, 1% higher when compared to 9M05.


388
376
1,143
1,130
3Q06
3Q05
9M06
9M05
thousand tons

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Sales Volume

Sales volume in 3Q06, excluding wood, reached 355.8 thousand tons, 6% higher in relation to the same period of 2005. In 9M06 the sales volume reached 1,036.0 thousand tons, 3% higher than the same period of 2005.

Export volume in 3Q06 totaled 150.8 thousand tons, 12% higher than 3Q05. In the first nine months, export sales rose to 413.0 thousand tons, 1% higher than the same period of 2005. The increase is due to the strong performance of kraftliner and coated boards in the markets of Europe, Latin America and Asia

Sales Volume by Market

Thousand tons


356
42%
58%
334
40%
60%
1,036
40%
60%
1,011
40%
60%
3Q06
3Q05
9M06
9M05
Domestic Market
Foreign Market

Sales Volume by Product – 9M06


Others 3%
Bags 8%
Kraftliner 33%
Corrugated Boxes 32%
Coated Boards 24%

does not include wood


INITIALLED FOR
IDENTIFICATION PURPOSES
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Net Revenue

Net revenue in 3Q06 including wood, totaled R$ 705.3 million, 9% higher than the same period of 2005. In 9M06, net revenue was R$ 2,017.8 million, 1% lower than 9M05.

Export revenues continued to be affected by the strengthening of the real against the US dollar, which reached 7% in 3Q06 and 13% in 9M06, compared to the same period of last year. On the other hand, international kraftliner prices reached historical records, compensating exchange rates losses.

Net Revenue by Market

R$ million


705
29%
71%
650
25%
75%
2,018
27%
73%
2,044
27%
73%
3Q06
3Q05
9M06
9M05
Domestic Market
Foreign Market

Net Revenue by Product – 9M06


Wood
10%
Others
3%
Kraftliner
19%
Bags
13%
Coated
Boards
24%
Corrugated
Boxes
31%

includes wood


INITIALLED FOR
IDENTIFICATION PURPOSES
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Exports Destination

Volume – 9M06


North America
1%
Africa
9%
Asia
8%
Latin America
43%
Europe
39%

Net Revenue – 9M06


Africa
8%
North America
1%
Asia
6%
Latin America
51%
Europe
34%

Operating Results

Cost of goods sold in 3Q06 was R$ 448.3 million, 6% higher than 3Q05. In 9M06 COGS totaled R$ 1,303.6 million, 8% higher than 9M05. The increase was due to a rise in cost of raw materials, specially fuel, besides additional expenses of R$ 3.5 million to purchase electrical energy from the Copel grid, caused by the draught which hit the State of Parana and forced Klabin to decrease self-generation of electricity from Getulio Vargas hydro-electric power plant.

Gross profit in 3Q06 was R$ 257.0 million, 12% higher than 3Q05. Gross margin during the quarter reached 36%, 1 base point higher than 3Q05. In 9M06, gross profit reached R$ 714.2 million with a margin of 35%, against 41% in 9M05.

Selling, general and administrative expenses in 3Q06 totaled R$ 121.0 million, an increase of 2% when compared to 3Q05. In 9M06, SG&A totaled R$ 333.4 million, 6% lower than the same period of 2005.

Total **cash cost** per tons in 3Q06 was 1% lower when compared to the same period of 2005.

Klabin has implemented a program to adjust its costs to the economic and exchange rate scenarios and also, therefore, to be prepared to improve its competitiveness in the future. The goal set by the Company to keep its fixed cash costs at same level of 2005 has been achieved so far. In addition to this program, Klabin expects to achieve fixed cash cost reductions in the amount of approximately R$ 100.0 million in two years from 2007.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Operating result before financial expenses (EBIT) in 3Q06 was R$ 115.7 million, 25% higher than 3Q05. In 9M06 EBIT totaled R$ 339.9 million, 26% lower than 9M05.

Operating Cash Generation (EBITDA)

Operating Cash Generation (EBITDA) in 3Q06, was R$ 170.0 million, with a margin of 24%, steady in relation to 3Q05. In 9M06, EBITDA reached R$ 525.5 million, with a margin of 26%, lower than the 31% margin of 9M05.

In addition, it is important to emphasize the EBITDA margin recover, which was 24% in 3Q06 against 17% in 4Q05 and an average of 21% in the second half of 2005. Even though, EBITDA was still below 1H05, which was 35%.


EBITDA and EBITDA Margin Performance
Average: 26%
24%
17%
29%
25%
24%
155
115
186
169
170
3T05
4T05
1T06
2T06
3T06
EBITDA - R$ million
EBITDA Margin


EBITDA QoQ Variation - R$ million
169
+5
+24
-1
-8
-19
170
Volume
Price
Exchange Rate
COGS
SG&A e Others
EBITDA 2Q06 25%(*)
EBITDA 3Q06 24%(*)
(*) EBITDA Margin

INITIALLED FOR IDENTIFICATION PURPOSES
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Financial results and indebtedness

Net financial results came to R$ 10.1 million of revenue in 3Q06, accumulating a financial income of R$ 110.0 million in 9M06.

In the nine months of 2006 Klabin took advantage of a favorable financial market and raised long-term financing, mainly in the international market, with payment terms of more than 8 years and attractive interest rates, with the aim to improve debt profile and to prepare the Company's cash flow for the coated board expansion project in the Monte Alegre (PR) mill.

With these new operations, total average debt terms are 46 months, and debt in foreign currency reached 59 months.

In 3Q06, **gross debt** totaled R$ 2,341.2 million, of which only 16% is short term debt.

Foreign currency debt represented 63% of Klabin's total indebtedness, out of which 67% refers to trade financing.

Net debt rose from R$ 352.2 million on 30th of June to R$ 529.0 million on 29th of September. The rise had already been expected due to payments of R$ 231.9 million for Klabin MA 1100 Project and the payment of R$ 121.2 million as interim dividends.

Financing (R$ million)	30/09/06			30/06/06		
	Currency		Total	Currency		Total
	Local	Foreign		Local	Foreign	
Short Term	182,4	183,4	365,8	164,0	213,2	377,2
Long Term	693,2	1.282,2	1.975,4	696,0	1.297,2	1.993,2
Gross Debt	**875,6**	**1.465,6**	**2.341,2**	**860,0**	**1.510,4**	**2.370,4**
Cash and Cash Equivalents			(1.812,2)			(2.018,2)
Net Debt			**529,0**			**352,2**


Net Debt QoQ Variation - R$ million
352
Net Debt Jun 06
-170
EBITDA
-117
Operational Assets and Liabilities variation
+304
Capex
+121
Dividends Paid
+25
Stock Repurchase
+14
Others
529
Net Debt Set 06

Net Income

Net Income in 3Q06 was R$ 102.3 million, an increase of 58% when compared to the same period of 2005. In 9M06, net income was R$ 362.8 million, an increase of 28% compared to 9M05. The net profit increase is mostly due to the financial gains that the Company accumulated throughout the quarter, caused by the effects of exchange rate appreciation over foreign debt.

Business Performance

BUSINESS UNIT - FORESTRY

In 9M06, Klabin handled 5.4 million of Pine and Eucalyptus, of which 3.3 million tons were transferred to the mills in Parana, Santa Catarina and Sao Paulo.

Sales volume of wood to sawmills and laminators in Parana and Santa Catarina was 701.1 thousand tons in 3Q06, 2% higher than 3Q05. In 9M06 the sales volume reached 2.1 million tons, 7% lower than 9M05.

Housing construction activity in the US fell to the lowest level in three years. The number of privately-owned housing starts in August was at a seasonally adjusted annual rate of 1.7 million, a drop of 6% when compared to July.


"Housing Starts"
Millions of unities
1.72
1.69
1.70
1.73
1.74
1.75
1.89
2.04
1.92
1.94
1.98
1.97
2.07
2.06
2.10
2.06
2.12
1.87
1.72
1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06
Source: U.S. Census Bureau

Net revenue from sales of logs to third parties in 3Q06 was R$ 68.2 million, 4% higher than 3Q05. In 9M06, net revenue totaled R$ 201.9 million, a reduction of 9% compared to 9M05.

The strengthening of the real against the dollar contributed to the drop in revenue, squeezing Klabin customers' income in reais.

At the end of 3Q06, Klabin owned 366 thousand hectares of forestry area, of which 191 thousand hectares of planted forests and 131 thousand hectares of preserved native forests.

INITIALLED FOR IDENTIFICATION PURPOSES
DELOITTE TOUCHE TOHMATSU Auditores Independentes

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

BUSINESS UNIT - PAPER

Sales volume of paper and coated boards to third parties was 210.5 thousand tons in 3Q06, 8% higher than 3Q05. Accumulated sales volume in 2006 totaled 588.7 thousand tons, 1% above the same period of 2005.

Exports in 3Q06 came to 138.4 thousand tons, 12% higher than 3Q05. In 9M06, export volume reached 376.2 thousand tons, stable in relation to 9M05.

Net revenue from paper and coated boards in 3Q06 totaled R$ 316.8 million, 16% higher than the same period of 2005. In 9M06, net revenue totaled R$ 872.0 million, stable when compared to 9M05.

Kraftliner sales volume totaled 122.1 thousand tons in 3Q06, 13% higher than 3Q05. Export sales reached 110.5 thousand tons, 13% above 3Q05.

In 9M06, kraftliner sales volume totaled 339.1 thousand tons, an increase of 2% compared to the same period of 2005. In 9M06, the company's exports reached 303.3 thousand tons, 2% higher than 9M05.

The European producers of kraftliner announced a rise of US$38/t that would be implemented in September and October. Klabin followed this price movement and September prices already reflect the rise of US$19/t. The balance of US$19/t was partially absorbed by the market in October and will be fully implemented in November.

After the price hike, the average kraftliner price in September reached US$635/t. The market forecasts that the level of prices in the European market will remain stable until the beginning of 2007.

Although, the Canadian company Norompac has recently announced that a mill with capacity to produce 300 thousand kraftliner tons per year was closed. This mill has stopped activities because of the lack of competitiveness due to high energy costs and the strengthening of the Canadian dollar. Norampac's conversion plants will be feed with kraftliner supplied by US producers, helping to keep supply and demand in balance.

According to data supplied by FOEX, the average international price of kraftliner rose 5% in 3Q06. In the same period, the Brazilian real gained 4% against the dollar. In 9M06, the average international price of kraftliner was 5% higher than 9M05, while the Brazilian real is up 13%.


INITIALLED FOR
IDENTIFICATION PURPOSES
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER


Kraftliner Price X Exchange Rate
+5%
-4%
Source: FOEX
Average Price (US$/t)
Average Exchange Rate (R$/US$)

Sales volume of coated boards in 3Q06 reached 88.4 thousand tons, 1% higher than 3Q05. In 9M06, sales volume totaled 249.6 thousand tons, also stable when compared to the same period of 2005.

Exports totaled 27.9 thousand tons in 3Q06, 10% higher than 3Q05. In 9M06, exports volume reached 72.9 thousand tons, 3% less than export volume in 9M05.

In addition with Klabin's strong sales performance, the Company is investing to improve the quality of its products. In 3Q06, the Company remained ranked first place in Tetra Pak's Supplier Evaluation, an indication of Klabin's position at the same level as other leading global suppliers.

BUSINESS UNIT - CORRUGATED BOXES

Preliminary data provided by the Brazilian Association of Corrugated Boxes (ABPO) indicates that the shipment of boxes, sheets and accessories were 550.9 thousand tons in 3Q06, 1% down from 2Q06. In the nine months of 2006 accumulated shipments were 1,618.7 thousand tons, 0.7% higher than the same period of 2005. It's important to emphasize that the shipment level in 9M06 is slightly above the same period of 2002.


Brazilian shipment of corrugated boxes - thousand tons
1,513
1,534
1,611
1,390
1,574
1,607
1,619
9M00
9M01
9M02
9M03
9M04
9M05
9M06
Source: ABPO

Klabin shipped 105.4 thousand tons of corrugated boxes in 3Q06, 5% over 3Q05. In 9M06, the shipment was 327.5 thousand tons, 5% greater than the same period of 2005.

Sales in this quarter were positively affected by the demand of corrugated boxes by tobacco exporters. The frozen products industry, mainly beef, pork and chicken meet kept sales in a good pace. The highlight for the third quarter was the demand of boxes from the fruit harvest in the Northeast Brazil, which has begun in August and should last until December.

Net revenue in 3Q06 totaled R$ 209.4 million, stable compared to 3Q05. In 9M06, net revenue reached R$ 627.5 million, 1% below the same period in 2005.


INITIALLED FOR
IDENTIFICATION PURPOSES
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

BUSINESS UNIT - INDUSTRIAL BAGS

The sales volume of industrial bags in 3Q06 totaled 30.3 thousand tons, 7% over 3Q05. In 9M06, sales volume reached 88.0 thousand tons, 2% higher than the same period of 2005.

Net revenue in 3Q06 was R$ 95.4 million, 12% up in comparison to 3Q05. In 9M06, net revenue totaled R$ 272.1 million, 3% greater than the same period of 2005.

Sales volume to the export market in 3Q06 reached 8.8 thousand tons, an increase of 16% in comparison to 3Q05. In 9M06, export volume totaled 25.6 thousand tons, an increase of 16% compared to the same period of 2005.

According to the National Union of the Cement Industry, consumption in the eight months of 2006 grew 9.1% when compared to the same period of 2005, driving demand for multi-wall bags for this sector, whereas the seed sector suffered from a hiatus in the harvest and a less favorable exchange rate for grain exports.


Cement Consumption in Brazil - millions of tons
3.1
3.3
3.3
3.1
3.3
2.7
2.7
3.3
3.0
3.1
3.2
3.1
2.9
2.8
2.8
3.0
3.0
2.7
2.6
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2006
2005
Source: National Cement Industy Association (SNIC)

Capital Expenditures

The following table lists the capex in 3Q06, 9M06 and planned until the end of 2006:

R$ Million	Completed		Planned
	3Q06	9M06	2006
Forestry	24	75	100
Paper Mills	20	58	78
Conversion	28	45	60
Others	1	3	4
Klabin MA 1100 Project	232	324	590
Total	**304**	**505**	**832**

The project for implementing a new cardboard coating machine at Monte Alegre (PR) is running according to schedule. Capital expenditure on this project amounted to R$ 232.0 million in the third quarter, causing the total sum invested until September to reach R$ 324.0 million.

Below we present a progress summary of the project:

- ✓ 80% of the earthmoving, i.e. 562,000 m3, has been done;
- ✓ All the demolition work has been completed;
- ✓ Construction of the building for machine #9 has been initiated, and foundations have been laid for the new boilers, CTMP (chemi-thermomechanical pulp) plant as well as the building that is to house the roll cutters;
- ✓ The 17 EPC (Engineering, Procurement & Construction) and 5 BOP (Balance of Plant) packages have been contracted;
- ✓ The first compound, with a housing capacity for 1,500 people and all the required facilities (infirmary, service center and security), has been delivered;
- ✓ The cafeteria built for the employees working on the project is already operating, with a catering capacity of 3,000 meals per day;

There were altogether 1,800 people working on the project at the end of September.


INITIALLED FOR
IDENTIFICATION PURPOSES
Independentes

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 – ITEM	01
2 – ORDER No.	5th
3 –CVM REGISTRATION No.	CVM/SRE/DEB – 2004/041
4 –CVM REGISTRATION DATE	12/06/2004
5 – SERIES ISSUED	SINGLE
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	11/01/2004
9 – MATURITY DATE	11/01/2007
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – PREVAILING REMUNERATION CONDITIONS	6-mo. interest of 105.5% of CDI
12 – PREMIUM/DISCOUNT	
13 – NOMINAL VALUE (Brazilian reais – R$)	10,000.00
14 – AMOUNT ISSUED (R$ 000)	314,050
15 – QUANTITY OF DEBENTURES ISSUED (UNITS)	31,405
16 – OUTSTANDING DEBENTURES (UNITS)	31,405
17 – DEBENTURES IN TREASURY (UNITS)	0
18 – DEBENTURES REDEEMED (UNITS)	0
19 – DEBENTURES CONVERTED (UNITS)	0
20 – UNPLACED DEBENTURES (UNITS)	0
21 – DATE OF LAST RESET	
22 – DATE OF NEXT EVENT	11/01/2006


INITIALLED FOR
CERTIFICATION PURPOSES
TOHMATSU
Independentes

15.01 – INVESTMENT PROJECTS

Investments in 3Q06 totaled R$ 303.9 million in the principal projects:

- Implementation of the MA 1100 Project, increase in production of the Monte Alegre, Paraná, plant - R$ 231.9 million;

- Acquisition of forests and forestation - R$ 24.0 million;

- Refurbishment of the recovery boiler of the Otacílio Costa Unit, Santa Catarina - R$ 3.9 million;

- Implementation of the bag production line in the Goiana, Pernambuco, plant – R$ 7.5 million.


INITIALLED FOR
IDENTIFICATION PURPOSES
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

IN ACCORDANCE WITH THE REGULATIONS FOR CORPORATE GOVERNANCE PRACTICES – LEVEL 1, WE PRESENT BELOW ADDITIONAL INFORMATION ON THE COMPANY AS OF SEPTEMBER 30, 2006.

1 COMPANY'S OWNERSHIP INTEREST INCLUDING SHAREHOLDERS WITH MORE THAN 5% OF VOTING CAPITAL, DETAILED UP TO THE LEVEL OF INDIVIDUALS

a) Company's ownership interest

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Klabin Irmãos & Cia.	163,797,753	51.70	-	-	163,797,753	17.85
Niblak Participações S.A.	24,699,654	7.80	-	-	24,699,654	2.69
Monteiro Aranha S.A.	63,458,605	20.03	29,796,168	4.96	93,254,773	10.16
The Bank Of New York ADR Department (*)	-	-	49,764,645	8.28	49,764,645	5.42
BNDES Participações S.A. BNDESPAR	-	-	185,859,840	30.93	185,859,840	20.25
Treasury shares	-	-	5,509,000	0.92	5,509,000	0.60
Other (**)	64,871,551	20.47	329,926,080	54.91	394,797,631	43.02
TOTAL	**316,827,563**	**100.00**	**600,855,733**	**100.00**	**917,683,296**	**100.00**

(*) Foreign shareholders.
(**) Shareholders with less than 5% of voting capital.

b) Ownership interest of controlling shareholders, up to the level of individuals

CONTROLLING SHAREHOLDER/INVESTOR:
(*) Klabin Irmãos & Cia.

	SHARES	
SHAREHOLDERS	Number	%
Jacob Klabin Lafer Adm. Partic. S.A.	1	12.52
Miguel Lafer Participações S.A.	1	6.26
VFV Participações S.A.	1	6.26
PRESH S.A.	1	12.52
GL S.A. Participações	1	12.52
GLIMDAS Participações S.A.	1	11.07
DARO Participações S.A.	1	11.07
DAWOJOBE Participações S.A.	1	11.07
ESLI Participações S.A.	1	8.36
LKL Participações S.A.	1	8.35
TOTAL	**10**	**100.00**

(*)General partnership, with capital in the amount of R$ 1,000,000.00, represented by shares of various amounts.


INITIALLED FOR
IDENTIFICATION PURPOSES
Auditores Independentes

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Jacob Klabin Lafer Adm. Partic. S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Miguel Lafer	446,458	50.00
Vera Lafer	446,458	50.00
TOTAL	892,916	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Miguel Lafer Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Miguel Lafer	928,270,312	99.9999
Mildred Lafer	688	0.0001
TOTAL	928,271,000	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
VFV Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Vera Lafer	928,270,312	99.9999
Other	688	0.0001
TOTAL	928,271,000	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
PRESH S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Sylvia Lafer Piva			17,658,895	99.99993	17,658,895	66.66662
Pedro Franco Piva			12	0.00007	12	0.00005
Horácio Lafer Piva	2,943,151	33.34			2,943,151	11.11111
Eduardo Lafer Piva	2,943,151	33.33			2,943,151	11.11111
Regina Piva Coelho Magalhães	2,943,151	33.33			2,943,151	11.11111
TOTAL	8,829,453	100.00	17,658,907	100.00000	26,488,360	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
GL S.A. Participações

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Graziela Lafer Galvão	4,233,864	99.99991	8,467,726	99.99993	12,701,590	99.99992
Other	4	0.00009	6	0.00007	10	0.00008
TOTAL	4,233,868	100.00000	8,467,732	100.00000	12,701,600	100.00000


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Auditores Independentes

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLADORA/INVESTIDORA:
GLIMDAS Participações S.A.

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Israel Klabin			328,642	70.9396	328,642	14.286
Alberto Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14.286
Leonardo Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14.286
Stela Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14.286
Maria Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14.285
Dan Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14.285
Gabriel Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14.285
Espólio Maurício Klabin (*)	31	0.0017			31	0.001
TOTAL	1,837,165	100.0000	463,270	100.0000	2,300,435	100.0000

(*) Shares subject to usufruct, with the usufructuary Israel Klabin having voting right.

CONTROLLING SHAREHOLDER/INVESTOR:
DARO Participações S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Daniel Miguel Klabin	1,420,564	53.065
Rose Klabin (*)	418,821	15.645
Amanda Klabin (*)	418,821	15.645
David Klabin (*)	418,821	15.645
TOTAL	2,677,027	100.000

(*) Shares subject to usufruct, with the usufructuary Daniel Miguel Klabin having voting right.


INITIALLED FOR
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DELOITTE TOUCHE TOHMATSU
Auditores Independentes

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
DAWOJOBE Participações S.A.

SHAREHOLDERS	SHARES	
	COMMON	%
Armando Klabin	295	14.28
Wolff Klabin (*)	443	21.43
Daniela Klabin (*)	443	21.43
Bernardo Klabin (*)	443	21.43
José Klabin (*)	443	21.43
TOTAL	2,067	100.00

(*) Shares subject to usufruct, with the usufructuary Armando Klabin having voting right.

CONTROLLING SHAREHOLDER/INVESTOR:
ESLI Participações S.A.

SHAREHOLDERS	SHARES	
	COMMON	%
Lilia Klabin Levine	17,673,750	100.0000
TOTAL	17,673,760	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
LKL Participações S.A.

SHAREHOLDERS	SHARES	
	COMMON	%
Lilia Klabin Levine	17,933,200	99.998
Other	300	0.002
TOTAL	17,933,500	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
Niblak Participações S.A.

SHAREHOLDERS	SHARES	
	COMMON	%
KL Participações Ltda.	6,076,071	25.0420
GL S.A. Participações	3,038,061	12.5211
KLA RO Participações Ltda.	2,686,869	11.0737
KLA PI Participações Ltda.	2,686,869	11.0737
DAWOJOBE Partic. S.A.	2,562,679	10.5619
DAWOJOBE ALPHA Part. Ltda.	7	
Armando Klabin	124,183	0.5118
MEKLA DELTA Participações Ltda.	4,050,722	16.6947
Pedro Franco Piva	3,038,061	12.5211
TOTAL	24,263,522	100.000


INITIALLED FOR
IDENTIFICATION PURPOSES
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
KL Participações Ltda. (*)

	SHARES	
SHAREHOLDERS	Number	% of Capital
Jacob Klabin Lafer Adm e Partic. S.A.	1	99.999
Miguel Lafer	1	0.001
TOTAL	2	100.000

(*) Limited liability company, with capital represented by shares of various amounts.

CONTROLLING SHAREHOLDER/INVESTOR:
KLA RO Participações Ltda.

	SHARES	
SHAREHOLDERS	Number	% of Capital
Israel Klabin	28,531	14.288
Espólio Mauricio Klabin	3	0.002
Alberto Klabin	28,521	14.285
Leonardo Klabin	28,521	14.285
Stela Klabin	28,521	14.285
Maria Klabin	28,521	14.285
Dan Klabin	28,521	14.285
Gabriel Klabin	28,521	14.285
TOTAL	199,660	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
KLA PI Participações Ltda. (*)

	SHARES	
SHAREHOLDERS	Number	% of Capital
DARAM Participações Ltda.	2	99.999
Daniel Miguel Klabin	1	0.001
TOTAL	3	100.000

(*) Limited liability company, with capital represented by shares of various amounts.

CONTROLLING SHAREHOLDER/INVESTOR:
DARAM Participações Ltda.

	SHARES	
SHAREHOLDERS	Number	% of Capital
Daniel Miguel Klabin	10,604,389	53.53
Rose Klabin	3,068,340	15.49
Amanda Klabin	3,068,340	15.49
David Klabin	3,068,340	15.49
Other	2	
TOTAL	19,809,411	100.00


INITIALLED FOR
IDENTIFICATION PURPOSES
Auditores Independentes

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
MEKLA DELTA Participações Ltda. (*)

SHAREHOLDERS	SHARES	
	Number	% of Capital
ESLI Participações S.A.	1	99.999
Other	1	0.001
TOTAL	2	100.000

(*) Limited liability company, with capital represented by shares of various amounts.

CONTROLLING SHAREHOLDER/INVESTOR:
Monteiro Aranha S.A.

SHAREHOLDERS	SHARES	
	COMMON	%
Joaquim Francisco M. de Carvalho	1,626,653	14,03
Fundo de Pensões Banco Espirito Santo Lisboa (*)	1,168,121	10,07
Bradesco Capitalização S.A.	1,192,483	10,28
Soc. Técnica Monteiro Aranha Ltda.	961,338	8,29
Olavo Egydio Monteiro de Carvalho	905,043	7,80
Euroamerican Finance Corporation (*)	869,820	7,50
AMC Participações S/C Ltda.	599,526	5,17
CEJMC Participações S/C Ltda.	599,526	5,17
SAMC Participações S/C Ltda.	599,526	5,17
Joaquim Álvaro M. de Carvalho	482,526	4,16
Ações em tesouraria	195,399	1,68
Outros (**)	2,397,636	20,68
TOTAL	11,597,597	100,00

(*) Foreign company.
(**) Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Capitalização S.A.

SHAREHOLDERS	SHARES	
	COMMON	%
Bradesco Seguros S.A.	451,623	100.00
TOTAL	451,623	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Seguros S.A.

SHAREHOLDERS	SHARES	
	COMMON	%
Banco Bradesco S.A.	939,998	100.00
TOTAL	939,998	100.00


INITIALLED FOR
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DELOITTE TOUCHE TOHMATSU
Auditores Independentes

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Banco Bradesco S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Cidade de Deus Cia Cial de Particip.	237,034,854	48.38	1,058,742	0.22	238,093,596	24.30
Fundação Bradesco	72,264,266	14.75	19,601,306	4.00	91,865,572	9.38
Banco Bilbao Vizcaya Argentaria S.A. (*)	24,732,570	5.05	5,703,072	1.16	30,435,642	3.11
Banco Espírito Santo (*)	24,154,826	4.93			24,154,826	2.47
Other (**)	131,727,788	26.89	463,545,718	94.62	595,273,506	60.74
TOTAL	489,914,304	100.00	489,908,838	100.00	979,823,142	100.00

(*) Foreign company.
(**) Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Cidade de Deus Cia. Comercial de Participações

	SHARES	
SHAREHOLDERS	COMMON	%
Nova Cidade de Deus Partic. S.A.	2,460,482,615	44.62
Fundação Bradesco	1,819,212,988	32.99
Lia Maria Aguiar	417,744,408	7.58
Lina Maria Aguiar	466,344,780	8.46
Other (*)	350,799,534	6.35
TOTAL	5,514,584,325	100.00

(*) Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Nova Cidade de Deus Partic. S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Fundação Bradesco	96,233,075	46.30	220,235,464	98.35	316,468,539	73.29
Cx. Benef. dos Funcionários Bradesco			3,699,093	1.65	3,699,093	0.86
Elo Participações S.A.	111,606,996	53.70			111,606,996	25.85
TOTAL	207,840,071	100.00	223,934,557	100.00	431,774,628	100.00


INITIALLED FOR
IDENTIFICATION PURPOSES
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Elo Participações S.A.

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Lázaro de Mello Brandão	7,882,512	5.84			7,882,512	3.97
Shareholders (*)	127,172,555	94.16	63,696,161	100.00	190,868,716	96.03
TOTAL	135,055,067	100.00	63,696,161	100.00	198,751,228	100.00

(*) No shareholder holds, individually, more than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Soc. Técnica Monteiro Aranha Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**%**
Joaquim Monteiro de Carvalho	343,634	99.999
Other	3	0.001
TOTAL	343,637	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
AMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**%**
Astrid Monteiro de Carvalho	4,015,162	99.99998
Soc. Técnica Monteiro Aranha Ltda.	1	0.00002
TOTAL	4,015,163	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
CEJMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**%**
Celi Elisabete Júlia M. de Carvalho	2,923,469	99.99997
Soc. Técnica Monteiro Aranha Ltda.	1	0.00003
TOTAL	2,923,470	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
SAMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**%**
Sérgio Alberto M. de Carvalho	2,923,469	99.99997
Soc. Técnica Monteiro Aranha Ltda.	1	0.00003
TOTAL	2,923,470	100.00000


INITIALLED FOR
IDENTIFICATION PURPOSES
Auditores Independentes

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

2 CHANGES IN OWNERSHIP INTEREST

		October 1, 2005		Change				September 1, 2006		
Shareholders	Type	Number of shares	%	Purchase Subscription	Sale	New Members	Cancellation of shares	Number of shares	%	Variation %
Controlling shareholders	ON	201,962,562	63.75	90,849	(3,860)	157,719	(154,824)	202,052,446	63.77	0.02
	PN	123,735,416	20.59	24,240,296	(24,855,359)	1,282,604	(1,248,904)	123,154,053	20.50	(0.09)
Members of the Board of Directors	ON	34,660,163	10.94					34,660,163	10.94	0.00
	PN	19,504,257	3.25	883,200	(2,607,154)			17,780,303	2.96	(0.29)
Members of the Executive Board	ON	0	0.00					0	0.00	0.00
	PN	239,038	0.04					239,038	0.04	0.00
Members of the Fiscal Council	ON	1,000	0.00					1,000	0.00	0.00
	PN	3,420	0.00					3,420	0.00	0.00
Treasury shares	ON	0	0.00					0	0.00	0.00
	PN	0	0.00	5,509,000				5,509,000	0.92	0.92
Other Shareholders	ON	80,203,838	25.31	(90,849)	3,860	(157,719)	154,824	80,113,954	25.29	(0.02)
	PN	457,373,602	76.12	(30,632,496)	27,462,513	(1,282,604)	1,248,904	454,169,919	75.58	(0.54)
Total	ON	316,827,,563	100.00	0	0	0	0	316,827,,563	100.00	0.00
	PN	600,855,733	100.00	0	0	0	0	600,855,733	100.00	(0.00)


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Auditores Independentes

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

3 NUMBER OF COMPANY'S SHARES DIRECTLY OR INDIRECTLY HELD BY CONTROLLING SHAREHOLDERS, MEMBERS OF THE EXECUTIVE BOARD AND MEMBERS OF THE BOARD OF DIRECTORS AND NUMBER OF SHARES OUTSTANDING

9/30/2006

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**Total**	**%**
Controlling shareholders	202,052,446	63.77	123,154,053	20.50	325,206,499	35.44
Members of the Board of Directors	34,660,163	10.94	17,780,303	2.96	52,440,466	5.71
Members of the Executive Board			239,038	0.04	239,038	0.03
Members of the Fiscal Council	1,000		3,420		4,420	
Treasury shares			5,509,000	0.92	5,509,000	0.60
Other Shareholders	80,113,954	25.29	454,169,919	75.58	534,283,873	58.22
Total	**316,827,563**	**100.00**	**600,855,733**	**100.00**	**917,683,296**	**100.00**

Number of shares outstanding	**80,114,954**	**25.29**	**454,173,339**	**75.58**	**534,288,293**	**58.22**

9/30/2005

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**Total**	**%**
Controlling shareholders	201,962,562	63.75	123,735,416	20.59	325,697,978	35.49
Members of the Board of Directors	34,660,163	10.94	19,504,257	3.25	54,164,420	5.90
Members of the Executive Board			239,038	0.04	239,038	0.03
Members of the Fiscal Council	1,000		3,420		4,420	
Other Shareholders	80,203,838	25.31	457,373,602	76.12	537,577,440	58.58
Total	**316,827,563**	**100.00**	**600,855,733**	**100.00**	**917,683,296**	**100.00**

Number of shares outstanding	**80,204,838**	**25.31**	**457,377,022**	**76.12**	**537,581,860**	**58.58**

4 OTHER INFORMATION

Relationship with Independent Auditors

In conformity with CVM Instruction No. 381/03, the auditing firm Deloitte Touche Tohmatsu Auditores Independentes did not provide non-audit services representing more than 5% of its total fees.

The Company's policy for non-audit services contracted from its independent auditors is based on principles designed to ensure the independence of the auditors. Those principles, which follow internationally accepted standards, consist of: (a) the auditor must not audit his own work, (b) the auditor must not perform managerial jobs at his client, and (c) the auditor must not promote his client's interests.


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DELOITTE TOUCHE TOHMATSU
Auditores Independentes

17.01 – INDEPENDENT ACCOUNTANTS' REVIEW REPORT – UNQUALIFIED

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo – SP

1. We have performed a special review of the accompanying interim financial statements of Klabin S.A. and subsidiaries (Company and consolidated), consisting of the balance sheets as of September 30, 2006, and the related statements of income for the quarter and nine-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. Our review was conducted for the purpose of issuing a review report on the interim financial statements referred to in paragraph 1 taken as a whole. The statements of cash flows (Company and consolidated) for the quarter and nine-month period ended September 30, 2006 are presented for purposes of additional analysis and are not a required part of the interim financial statements. Such statements have been subjected to the review procedures described in paragraph 2 and, based on our special review, we are not aware of any material modifications that should be made to the supplemental statements for them to be presented fairly, in all material respects, in relation to the interim financial statements for the quarter and nine-month period ended September 30, 2006 taken as a whole.

5. The balance sheets as of June 30, 2006 (Company and consolidated), and the related statements of income for the quarter and nine-month period ended September 30, 2005 and the supplemental statements of cash flows for the quarter and nine-month periods ended September 30, 2005, presented for comparative purposes, were reviewed by us and our review reports thereon, dated July 19, 2006 and October 20, 2005, respectively, were unqualified.

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 18, 2006

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Eduardo Jorge Costa Martins
Engagement Partner


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DELOITTE TOUCHE TOHMATSU
Auditores Independentes

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89,637,490/0001-45

CONTENTS


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Auditores Independentes

RK0046.DOC